                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to sec.240.14a-11(c) or sec.240.14a-12

                            LITTLE SWITZERLAND, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                             ASPEN INVESTMENTS INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------

--------------------------------------------------------------------------------


NOTE: THESE ARE PRELIMINARY PROXY MATERIALS AND AS REQUIRED BY U.S. SECURITIES LAWS DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR GOLD PROXY CARD WHICH YOU CAN USE TO VOTE YOUR SHARES.

--------------------------------------------------------------------------------

                                PROXY STATEMENT
         IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS OF
                            LITTLE SWITZERLAND, INC.

                         ANNUAL MEETING OF STOCKHOLDERS
                          OF LITTLE SWITZERLAND, INC.

                        TO BE HELD ON             , 1997

     This Proxy Statement and the accompanying [GOLD] Proxy Card are being furnished by the Colombian Emeralds International group of companies ("Colombian Emeralds"), Stephen G.E. Crane and Aspen Investments Inc., a Panama corporation ("Aspen", and together with Colombian Emeralds and Mr. Crane, "CEI"), to the stockholders of Little Switzerland, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 161-B Crown Bay Cruise Ship Port, St. Thomas, U.S. Virgin Islands VI00802, to be used at the 1997 annual meeting of the stockholders of the Company and any adjournments or postponements thereof (the "Annual Meeting"). CEI understands that the Company
(i) has selected             , 1997 as the record date (the "Record Date") for
determining the stockholders of the Company entitled to notice of and to vote at
the Annual Meeting and (ii) plans to hold the Annual Meeting on             ,
            , 1997, at      a.m. local time at
            .

     For the reasons set forth below, CEI is soliciting your proxy to elect Stephen G.E. Crane (the "Nominee") to the board of directors (the "Board of Directors") of the Company to serve until the year 2000 annual meeting of the stockholders of the Company and until his successor is elected and qualified.

     This Proxy Statement and the accompanying [GOLD] Proxy Card are first being
sent or given on or about             , 1997 to the holders of record of common
stock, $0.01 par value per share (the "Common Stock"), of the Company at the close of business on the Record Date. According to the Company's Notice of Annual Meeting of Stockholders and Proxy Statement (the "Company Proxy Statement") filed by the Company with the Securities and Exchange Commission on
            , 1997, as of the close of business on the Record Date, there were shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on all matters to come before the Annual Meeting. The Company has no other class of voting securities outstanding.

     On             , 1997, Aspen was the beneficial owner of 300 shares of
Common Stock and Mr. Crane was the beneficial owner of 261,100 shares of Common
Stock. CEI believes that Aspen and Mr. Crane together own      % of the issued
and outstanding shares of Common Stock. Aspen and Mr. Crane intend to vote their shares FOR the election of the Nominee.

     THE BOARD OF DIRECTORS HAS RECENTLY DEFERRED CONSIDERATION OF A PROPOSAL FOR A BUSINESS COMBINATION BETWEEN THE COMPANY AND COLOMBIAN EMERALDS, WHICH IS CONTROLLED BY MR. CRANE, WHICH PROPOSAL CEI BELIEVES TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS (A COPY OF THE PROPOSAL IS ATTACHED HERETO AS EXHIBIT A). PRIOR TO THIS RECENT DEFERRAL, THE BOARD OF DIRECTORS REJECTED TWO SIMILAR PROPOSALS FOR A BUSINESS COMBINATION BETWEEN THE COMPANY AND COLOMBIAN EMERALDS. IN ADDITION, AS DETAILED BELOW, CEI BELIEVES THAT THE COMPANY'S POOR FINANCIAL PERFORMANCE AND THE RESULTING DECREASE IN THE TRADING PRICE OF ITS COMMON STOCK SINCE THE COMPANY'S INITIAL PUBLIC OFFERING IS THE RESULT OF THE MISMANAGEMENT OF THE COMPANY UNDER THE DIRECTION OF THE CURRENT CHAIRMAN OF THE BOARD OF DIRECTORS. THE COMMON STOCK WAS FIRST SOLD TO THE PUBLIC IN JULY 1991 AT A PRICE OF $12.00 PER SHARE. THE AVERAGE LAST SALE PRICE OF THE COMMON STOCK DURING THE ONE MONTH PERIOD PRECEDING THE JOINT FILING OF A
SCHEDULE 13-D BY VALUEVEST PARTNERS L.P.

AND DONALD L. STURM ON MAY 5, 1997 WAS $4.69 PER SHARE. CEI BELIEVES THAT THE COMPANY'S CURRENT MANAGEMENT TEAM UNDER THE SUPERVISION OF THE CURRENT CHAIRMAN OF THE BOARD OF DIRECTORS WILL BE UNABLE TO LEAD THE COMPANY BACK TO THE COMPETITIVE POSITION IN THE MARKETPLACE ONCE HELD BY THE COMPANY. MR. CRANE HAS SUBSTANTIAL EXPERIENCE IN SUCCESSFULLY RUNNING THE DAY TO DAY OPERATIONS OF AN ENTERPRISE WHICH IS IN THE SAME BUSINESS AS THE COMPANY AND WHICH HAS SIGNIFICANTLY OUTPERFORMED THE COMPANY IN RECENT YEARS. THE CHAIRMAN OF THE BOARD OF DIRECTORS WHO IS NOMINATED FOR RE-ELECTION AT THE ANNUAL MEETING MUST BE REPLACED. ACCORDINGLY, YOU ARE URGED TO VOTE IN FAVOR OF THE ELECTION OF THE NOMINEE BY SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED [GOLD] PROXY CARD.

                                   IMPORTANT

     Carefully review this Proxy Statement and the enclosed [GOLD] Proxy Card. No matter how many or how few shares of Common Stock you own, please vote FOR the election of the Nominee to the Board of Directors by so indicating and by signing, dating and mailing to CEI the [GOLD] Proxy Card promptly.

     ONLY STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ENTITLED TO EXECUTE PROXIES.

     CEI REQUESTS THAT YOU DO NOT VOTE ON OR RETURN TO THE COMPANY ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY OR ANY OTHER STOCKHOLDER OF THE COMPANY, EVEN TO VOTE AGAINST THE INCUMBENT BOARD'S SLATE OR ANY OTHER SLATE OF NOMINEES. RETURNING ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY COULD REVOKE THE [GOLD] PROXY CARD THAT YOU SIGN, DATE AND SEND TO CEI.

     If you own shares of Common Stock, but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only such entity can execute a [GOLD] Proxy Card and vote your shares of Common Stock. The brokerage firm, bank, or other institution holding the shares of Common Stock for you is required to forward proxy materials to you and to solicit your instructions with respect to the granting of proxies; it cannot vote your shares of Common Stock unless it receives your instructions. PLEASE INSTRUCT THE BROKERAGE FIRM, BANK, OR OTHER INSTITUTION HOLDING THE SHARES OF COMMON STOCK FOR YOU TO VOTE SUCH SHARES FOR THE ELECTION OF THE NOMINEE TO THE BOARD OF DIRECTORS BY SIGNING, DATING AND MAILING TO CEI ON YOUR BEHALF THE [GOLD] PROXY CARD PROMPTLY.

     If you have any questions about giving your proxy or require assistance in voting your shares of Common Stock, please call:

                            MACKENZIE PARTNERS, INC.
                                156 FIFTH AVENUE
                               NEW YORK, NY 10010

                            (212) 929-5500 (COLLECT)
                                       OR
                         CALL TOLL FREE (800) 322-2885

                        THE SOLICITATION AND THE NOMINEE

INTRODUCTION

     In order to pursue a business combination with the Company, Colombian Emeralds, of which Mr. Crane is the President and the controlling stockholder, determined that it would cause the nomination of its designee for election to the Board of Directors at the Annual Meeting. On July 17, 1997, Aspen, at the request of Mr. Crane, purchased 100 shares of Common Stock. At the request of Mr. Crane, on July 25, 1997, Aspen submitted to the Secretary of the Company a Notice of Nomination pursuant to the By-Laws of the Company (the "Notice"). The Notice set forth Aspen's intention to nominate Mr. Crane for election to the Board of Directors at the Annual Meeting. If elected to the Board of Directors of the Company, Mr. Crane intends to use his best efforts to cause the Company to enter into a business combination transaction with Colombian Emeralds. IF MR. CRANE IS ELECTED TO THE BOARD OF DIRECTORS AND A BUSINESS COMBINATION BETWEEN THE COMPANY AND COLOMBIAN EMERALDS IS NOT EFFECTED WITHIN SIX MONTHS AFTER THE DATE OF THE ANNUAL MEETING, MR. CRANE WILL RESIGN FROM THE BOARD OF DIRECTORS IMMEDIATELY.


     By letter dated August 14, 1997, the Company notified Aspen that its nomination of Mr. Crane had been rejected because Aspen was not a record holder of Common Stock as of the date of the Notice and was therefore not in compliance with the advance notice nomination procedures set forth in the Company's By-Laws. CEI believed that the Company's By-Laws required Aspen to be a record holder as of the date the Notice was delivered to the Company. Aspen was a record holder of Common Stock as of the date the Notice was delivered to the Company. Accordingly, on September 16, 1997, Aspen commenced litigation in the Delaware Court of Chancery to challenge the Company's rejection of its nomination. On September 18, 1997, in light of such litigation, the Company's legal counsel contacted Aspen's legal counsel to advise them that the Company would not contest Aspen's nomination.


     On September 12, 1997, Aspen submitted a Demand for Stockholders List to the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware for the purpose of permitting CEI to communicate with the Company's stockholders concerning the matters set forth in this Proxy Statement.

THE SOLICITATION

     According to the Company Proxy Statement, the Board of Directors is soliciting proxies in favor of the election of [two incumbent directors (C. William Carey and John E. Toler, Jr.)] as nominees for election as directors to serve until the year 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified. Aspen has nominated Mr. Crane for election as a director of the Company in opposition to the nomination of [Mr. Carey.] CEI is soliciting your proxy for the election to the Board of Directors of (i) Mr. Crane and (ii) the nominees, other than [Mr. Carey], proposed by the Company, to serve until the year 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified. Notwithstanding the foregoing, CEI reserves the right to withdraw its support for the nominees proposed by the Company in the event another person is nominated for election to the Board of Directors by another stockholder of the Company.

THE NOMINEE

     Biographical data on the Nominee is set forth below:

          STEPHEN GEORGE EDWARD CRANE, age 51, has been the President of the Retail Group of Adanac Investment Co., Ltd. ("Adanac") from 1972 to the present. Adanac began operations in 1972 with two small stores in Freeport, Bahamas selling Spanish gift merchandise. Mr. Crane subsequently formed the Young Caribbean Jewelry Company Ltd. in 1980, which ran two high end jewelry stores under the name Colombian Emeralds International in Freeport and St. Thomas. Over the years, operations were expanded, new stores opened and today Colombian Emeralds operates 60 stores located throughout the Bahamas, the Eastern Caribbean and Alaska. The merchandise presently offered at such stores consists of emeralds and other gemstone jewelry and watches. The Colombian Emeralds group of stores is currently the largest retailer of duty free luxury products in the Carribean region with consolidated revenues of approximately $137 million and consolidated net income before minority interest of approximately $10 million for the trailing twelve month period ended June 30, 1997. Colombian Emeralds is controlled by Mr. Crane, who owns and runs the business in a highly tax efficient structure involving approximately 50 subsidiary operating entities. Prior to his involvement with Colombian Emeralds, Mr. Crane was employed in the retail business, first in the management of a High Street clothing & food store in the U.K. (from 1961 to 1968) and later (from 1968-1971) as the Island Manager in Grand Bahama for Mademoiselle Ltd., a leading retail ladies luxury fashion chain. The business address of Mr. Crane is Adanac Investment Co., Ltd., International Bazaar, P.O. Box F-40349, Freeport,
     Bahamas. As of             , 1997, Mr. Crane beneficially owned 261,100
     shares of Common Stock. For information regarding Mr. Crane's purchases and sales of Common Stock during the past two years, see Appendix A hereto.

     The Nominee has consented to serve as a director of the Company and, if elected, intends to discharge his duties as a director in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

     The Nominee, if elected, would serve as a director for the term expiring in the year 2000.

     Except as set forth in this Proxy Statement, the Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. The Nominee does not have, and to his knowledge none of his associates has, any arrangement or understanding with any person with respect to any future employment by the Company or any of its affiliates or any future transaction to which the Company or any of its affiliates will or may be a party.

     The Nominee is the President and the controlling stockholder of Colombian Emeralds, which is a direct competitor of the Company. Accordingly, if elected, Mr. Crane is willing to sign a confidentiality agreement with the Company which will provide that any information regarding the Company which comes into Mr. Crane's possession as a result of his membership on the Board of Directors will be used by Mr. Crane only in his capacity as a director of the Company and will not be disclosed to any person other than the Company and its representatives.

     IF MR. CRANE IS ELECTED TO THE BOARD OF DIRECTORS AND A BUSINESS COMBINATION BETWEEN THE COMPANY AND COLOMBIAN EMERALDS IS NOT EFFECTED WITHIN SIX MONTHS AFTER THE DATE OF THE ANNUAL MEETING, MR. CRANE WILL RESIGN FROM THE BOARD OF DIRECTORS IMMEDIATELY.

                       THE PROPOSED BUSINESS COMBINATION

INTRODUCTION

     In June 1997, Mr. Crane decided to pursue a business combination between Columbian Emeralds, of which he is the President and the controlling stockholder, and the Company. Mr. Crane believes that significant synergies and economies of scale can be achieved in the areas of marketing, purchasing, distribution and management, among others, by combining the business operations of the Company and Colombian Emeralds. To facilitate such a combination, Mr. Crane began acquiring shares of Common Stock in July 1997.

     CEI seeks your vote in support of the election of the Nominee at the Annual Meeting. Should the Nominee be elected, he would work to persuade the Board of Directors to cause the Company to enter into a business combination with Colombian Emeralds which would be accretive to the Company's net income and earnings per share before consideration of any operating synergies which CEI believes the combined entities will realize. The proposed transaction would result in the creation of an enterprise with strong growth prospects as a result of: (i) improved market share in a growth oriented region; (ii) a strong balance sheet available to finance new store openings and contribute to accelerated earnings growth; and (iii) the Company's business benefitting from the operating margin efficiencies Colombian Emeralds will contribute to the combined enterprise; each of which has the prospect to significantly enhance the Company's post-transaction stock price as a result of both earnings per share and price/earnings multiple accretion. In addition, the combined enterprise would be positioned, as a result of Colombian Emeralds' prior years' commitment, to benefit from Internet marketing opportunities (i.e., Colombian Emeralds has pre-eminent web sites relating to the Caribbean market, including among others
(i) Caribbean Super Site.com (1,000 pages of deep content on thirty-two islands, 1,000 links to other Caribbean web sites, 260 maps and seven search engines) and
(ii) Dutyfree.com). For all of these reasons, CEI believes that the proposed business combination would certainly be in the best interests of the Company and its stockholders.

THREE FORMAL OFFERS BY COLOMBIAN EMERALDS

     On July 11, 1997, Colombian Emeralds submitted to the Board of Directors a written offer (the "First Offer") for the Company to enter into a stock-for-stock transaction with Colombian Emeralds pursuant to which the controlling stockholder of Colombian Emeralds would own at least a majority of the issued and outstanding shares of the Company's Common Stock following consummation of the transaction. Colombian Emeralds expressed its belief that a business combination with Colombian Emeralds would provide the Company with a proven regional management team, excellent communication and distribution capabilities and the ability to increase the Company's revenues and earnings. In addition, Colombian Emeralds made known its preparedness to enter into immediate negotiations with the Company to effectuate the proposed transaction or to discuss alternative transaction forms that the Company might suggest. The Company did not formally respond to the First Offer or publicly disclose its receipt.

     Colombian Emeralds submitted a second offer to the Board of Directors on July 23, 1997 (the "Second Offer"). The Second Offer contained a definitive offer by Colombian Emeralds to enter into a stock-for-stock transaction with the Company pursuant to which (i) Colombian Emeralds would contribute all of the capital stock of the entities which comprise Colombian Emeralds to the Company and (ii) the controlling stockholder of Colombian Emeralds would own approximately 75% of the issued and outstanding shares of the Company's Common Stock following consummation of the transaction. Once again, Colombian Emeralds expressed its desire to enter into immediate negotiations with the Company to effectuate the proposed transaction and its willingness to discuss any alternative transaction forms that the Company might suggest. The Company did not publicly disclose receipt of the Second Offer.

     On August 7, 1997, Colombian Emeralds's financial advisors met with the Company's financial advisors to explore the Company's willingness to negotiate a business combination with Colombian Emeralds. This meeting was followed by several telephone discussions between the respective financial advisors. On August 14, 1997, the Company's financial advisors contacted Colombian Emeralds's financial advisors to inform them that the Company was not prepared to discuss a business combination as contemplated by the Second Offer.

     On August 29, 1997, the Company issued a press release stating that it would not timely file its Form 10-K for fiscal year 1997 because certain transactions may have been recorded in error on the books of the Company.

     Due to the unavailability of the Company's fiscal year 1997 financial results, on September 8, 1997, Colombian Emeralds made a revised written offer to the Board of Directors (the "Third Offer") based on 1996 fiscal year and 1997 quarterly financial results. A copy of the offer letter containing the Third Offer is attached hereto as Exhibit A.

     On September 15, 1997, the Company's financial advisor notified Colombian Emeralds's financial advisor that the Company would defer consideration of the Third Offer because the Company's Form 10-K for fiscal year 1997 had not yet been filed. The Company did not publicly disclose receipt of the Third Offer.

     Based on the notification that the Company had decided to defer consideration of the Third Offer, on September 17, 1997, Colombian Emeralds sent a letter to the Company encouraging the Company to meet with Colombian Emeralds to discuss the Third Offer because Colombian Emeralds firmly believed that further delay is not in the best interests of the Company's stockholders. A copy of such letter is attached hereto as Exhibit B.


COLOMBIAN EMERALDS' CURRENT PROPOSAL



     Colombian Emeralds' current proposal contemplates the following business combination transaction (the "Transaction"): (i) Colombian Emeralds would contribute all of the capital stock or assets of the entities which comprise Colombian Emeralds to the Company, (ii) the Company would issue such number of shares of Common Stock to the controlling stockholder of Colombian Emeralds so as to give such stockholder a fully-diluted 77.5% interest in the Company upon consummation of the Transaction, and (iii) record holders of Common Stock on the business day immediately prior to the Transaction closing date would be granted a one-time, non-transferable right to put the shares of Common Stock held by them of record as of such date to the Company on the first anniversary of the Transaction closing date at a price of $6.15 per share. In addition, the Third Offer provides that if the Company's stockholders should desire increased liquidity following consummation of the Transaction, the Company shall, subject to the satisfaction of any necessary SEC registration requirements, offer such stockholders the opportunity to participate in a registered secondary redistribution of their shares of Common Stock.


     Your attention is directed to Exhibits I through III of Exhibit A hereto which set forth (i) the financial results of Colombian Emeralds for the past three fiscal years, certain actual and estimated results for 1997 and estimated results for 1998; (ii) the pro forma combined consequences and accretion from a combination of the Company and Colombian Emeralds; (iii) audited financial statements of Colombian Emeralds for fiscal year 1996; and (iv) a business profile of Colombian Emeralds. In reviewing Exhibits I through III of Exhibit A hereto, please note the following:

     - COLOMBIAN EMERALDS HAS ENJOYED A SUBSTANTIALLY HIGHER REVENUE GROWTH RATE THAN THE COMPANY for the periods referenced in such Exhibits.

     - COLOMBIAN EMERALDS HAS GENERATED SUBSTANTIALLY GREATER PROFITS AS A PERCENTAGE OF REVENUES THAN THE COMPANY for the periods referenced in such Exhibits.

CEI believes that Colombian Emeralds' superior operating success relative to that of the Company is attributable to: (1) Colombian Emeralds' more competent management and (2) Colombian Emeralds' greater commitment to investing retained cash flow in new stores, improved warehousing and distribution facilities and systems, and modern computerized management information systems. CEI believes that a business combination between Colombian Emeralds and the Company, as has been proposed three times during the past few months by Colombian Emeralds, would allow the stockholders of the Company to benefit from the management expertise and operating skills of Mr. Crane and his Colombian Emeralds management team.

     In addition, if the Transaction is consummated, Mr. Crane would afford the minority stockholders of the Company representation on the Board of Directors. Mr. Crane would also use his best efforts to ensure that a majority of the Board of Directors would consist of independent directors.

                         OTHER MATTERS TO BE CONSIDERED
                             AT THE ANNUAL MEETING

     [Except as set forth above, CEI is not aware of any proposals to be brought before the Annual Meeting.] Should other proposals be brought before the Annual Meeting, the attorneys-in-fact named on the [GOLD] Proxy Card will abstain from voting on such proposals unless such proposals adversely affect the interests of the Nominee, as determined by CEI in its sole discretion, in which event such persons will vote on such proposals in their discretion.

     The [GOLD] Proxy Card will be voted in accordance with your instructions on such card. IF YOU SIGN THE [GOLD] PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO

HAVE GIVEN A DIRECTION TO VOTE THE SHARES OF COMMON STOCK REPRESENTED BY THE [GOLD] PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

                          VOTING AND PROXY PROCEDURES

     The presence in person or by proxy of a majority of the outstanding shares of Common Stock will constitute a quorum at the Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter properly presented at that meeting and a majority vote of the shares of Common Stock present in person or by proxy at that meeting will be required to approve each matter.

     Directors of the Company are elected by a plurality of the votes cast by the stockholders entitled to vote at a meeting at which a quorum is present. A plurality means that the nominees with the largest number of votes are elected as directors, up to the maximum number of directors to be chosen at the meeting. Consequently, election of the Nominee requires the affirmative vote of a plurality of the votes cast in the election at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. All other matters submitted at the Annual Meeting will be determined by a majority of the votes cast.

     Shares represented by proxies that withhold authority with respect to the election of one or more nominees for election as director and proxies which are marked "abstain" on other proposals, will not be counted in determining whether a plurality or majority vote was obtained on such matters. If no directions are given and the signed [GOLD] Proxy Card is returned, the attorneys-in-fact appointed in the proxy will vote the shares of Common Stock represented by that [GOLD] Proxy Card FOR the election of the Nominee. In instances where brokers are prohibited from exercising discretionary authority for beneficial owners who have not returned proxies to the brokers, those shares of Common Stock will not be included in the vote totals, will not be counted as present for purposes of determining whether a quorum exists, and will have no effect on the outcome of the vote.

     Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you sold your shares of Common Stock before the Record Date (or acquired them without voting rights attached after the Record Date), you may not vote such shares. IF YOU WERE A STOCKHOLDER OF RECORD ON THE RECORD DATE, YOU WILL RETAIN THE VOTING RIGHTS IN CONNECTION WITH THE ANNUAL MEETING EVEN IF YOU SELL OR SOLD YOUR SHARES OF COMMON STOCK AFTER THE RECORD DATE. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date or grant a proxy to vote such shares whether or not you will own such shares.

     At the Annual Meeting, two directors are to be elected to hold office until the year 2000 annual meeting of the stockholders of the Company and until their successors have been elected and qualified. CEI is soliciting your proxy in support of the election of the Nominee. Aspen is nominating Mr. Crane for election as a director of the Company in opposition to the nomination by the Company of [Mr. Carey]. If you wish to vote for the Nominee by proxy, you must submit the [GOLD] Proxy Card furnished to you by CEI and must NOT submit the Board of Directors' [White] Proxy Card. A stockholder may not submit a proxy card to vote for both the Nominee and the Company's nominees; if a stockholder submits both a [GOLD] Proxy Card and the Company's [White] Proxy Card, only the latest dated proxy will be counted.

     CEI REQUESTS THAT YOU DO NOT VOTE ON OR RETURN TO THE COMPANY ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY, EVEN TO VOTE AGAINST THE INCUMBENT BOARD'S SLATE OF NOMINEES. RETURNING ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY COULD REVOKE THE [GOLD] PROXY CARD THAT YOU SIGN, DATE AND SEND TO CEI.

     Any stockholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting his or her shares of Common Stock in person, by giving written notice to the Secretary of the Company at 161-B Crown Bay Cruise Ship Port, St. Thomas, U.S. Virgin Islands VI00802, stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.

     An executed proxy card may be revoked at any time before its expiration by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed proxy becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy card which is properly completed will constitute a revocation of an earlier consent. Although a revocation is effective if delivered to the Company, CEI requests that either the original or photostatic copies of all revocations of proxies be mailed or delivered to MacKenzie Partners, Inc., at the address set forth below, so that it will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares of Common Stock then outstanding.

     ONLY HOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO VOTE ON THE MATTERS DISCUSSED ABOVE. ANYONE OWNING SHARES OF COMMON STOCK BENEFICIALLY (BUT NOT OF RECORD), SUCH AS A PERSON WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION WITH INSTRUCTIONS TO EXECUTE THE [GOLD] PROXY CARD ON HIS OR HER BEHALF OR TO HAVE THE BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE EXECUTE THE [GOLD] PROXY CARD.

                            SOLICITATION OF PROXIES

     Proxies may be solicited by CEI and by its agents by mail, telephone, telegraph and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward proxy solicitation material to the beneficial owners of the Common Stock that such institutions hold of record.

     The entire expense of preparing and mailing this Proxy Statement and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by CEI.

     CEI has retained MacKenzie Partners, Inc. ("MacKenzie") to assist it in the solicitation of proxies and for related services. CEI has agreed to pay
MacKenzie an estimated fee of up to $          and has agreed to reimburse it
for its reasonable out-of-pocket expenses, which are anticipated to be
approximately $          to $          . Approximately persons will be used by
MacKenzie in its solicitation efforts. CEI estimates that its total expenditures
relating to this proxy solicitation will be approximately $          . Total
expenditures to date relating to this proxy solicitation have been approximately
$          .

     CEI will not seek reimbursement from the Company for its expenses in connection with this proxy solicitation.

                             ADDITIONAL INFORMATION

     Stockholders are referred to the Company Proxy Statement with respect to the compensation and remuneration paid and payable and other information related to the Company's officers and directors, beneficial ownership of the Company's securities and the procedures for submitting proposals for consideration at the 1998 annual meeting of the stockholders of the Company.

                                      THE COLOMBIAN EMERALDS INTERNATIONAL
                                        GROUP OF COMPANIES

                                      STEPHEN G.E. CRANE

                                      ASPEN INVESTMENTS INC.

          , 1997

                                   IMPORTANT

     1. If your shares of Common Stock are registered in your own name, please sign, date and return the [GOLD] Proxy Card furnished to you by CEI.

     2. If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a [GOLD] Proxy Card with respect to your shares.

     3. Time is critically short. Only your latest dated Proxy Card will count. Please sign, date and mail the enclosed [GOLD] Proxy Card today in the envelope provided.

     If you have any questions about giving your proxy or require assistance in voting your shares of Common Stock, please call:

                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010

                            (212) 929-5000 (Collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                                   APPENDIX A

                         Transactions in the Securities
                    of the Company within the Past Two Years

     The following table sets forth information with respect to all purchases and sales of shares of Common Stock by Mr. Crane during the past two years. Each of these transactions was effected on the open market. Other than as noted, the price per share excludes brokerage commissions and other charges.

NUMBER OF SHARES      NUMBER OF
   PURCHASED         SHARES SOLD         DATE          PRICE PER SHARE
----------------     -----------     -------------     ---------------
      8,100                          July 14, 1997        $ 6.50
     23,000                          July 15, 1997        $ 6.4891
     33,700                          July 21, 1997        $ 6.8417
        200                          July 22, 1997        $ 6.90625
     43,500                          July 23, 1997        $ 7.061
     67,200                          July 24, 1997        $ 7.159
      2,000                          July 25, 1997        $ 7.125
     23,400                          July 29, 1997        $ 7.187
     60,000                          July 30, 1997        $ 7.318

     The following table sets forth information with respect to all purchases and sales of shares of Common Stock by Aspen during the past two years. Each of these transactions was effected on the open market. Other than as noted, the price per share excludes brokerage commissions and other charges.

NUMBER OF SHARES      NUMBER OF
   PURCHASED         SHARES SOLD         DATE          PRICE PER SHARE
----------------     -----------     -------------     ---------------
       100                           July 9, 1997          $6.3125
       100                           July 9, 1997          $6.0625
       100                           July 17, 1997         $7.25

                          EXHIBIT A TO PROXY STATEMENT

                 [COLOMBIAN EMERALDS INTERNATIONAL LETTERHEAD]

September 8, 1997

CONFIDENTIAL

Board of Directors
LITTLE SWITZERLAND, INC.
161-B Crown Bay Cruise Ship Port
St. Thomas, U.S. Virgin Islands VI 00802
Attention: John E. Toler, Jr.

Gentlemen:

     In the interest of advancing prior discussions between Little Switzerland, Inc. ("LSI") and the Colombian Emeralds International group of companies ("CEI"), CEI is sending this letter for the purpose of making a definitive offer (the "Offer") to enter into a business combination transaction with LSI (the "Transaction") pursuant to which: (1) LSI would be the surviving entity and (2) the controlling stockholder of CEI would own seventy-seven and one-half percent (77.5%) of the fully diluted shares of LSI common stock issued and outstanding upon consummation of the Transaction.

     The Offer. Based upon the calculations and information contained in Exhibits I, II and III attached hereto, CEI hereby offers to enter into the Transaction whereby, on the closing date thereof: (1) LSI would issue that number of its shares of common stock equal to a fully diluted pro forma seventy-seven and one-half percent (77.5%) interest in LSI to the controlling stockholder of CEI in exchange for all of the capital stock or assets of the entities which comprise CEI, and (2) LSI stockholders of record on the business day immediately prior to the Transaction closing date would be granted a one-time, non- transferable right to put the shares of LSI common stock held by them of record as of such date to LSI on the first anniversary of the Transaction at a price of $6.15 per share (the "Put Right"). In addition, if the LSI stockholders should desire increased liquidity following consummation of the Transaction, LSI shall, subject to the satisfaction of any necessary SEC registration requirements, offer such stockholders the opportunity to participate in a registered secondary redistribution of their shares (the "Secondary Offering").

     Discussion of the Consequences of the Transaction. CEI offers the following observations with respect to the Transaction:

          1. On the terms proposed and as shown in Exhibits I and II attached hereto, the consummation of the Transaction would result in a combined entity with (i) latest twelve month sales which CEI estimates to be on the order of $226 million and (ii) pro forma earnings per share which is accretive to LSI before consideration of the many operating synergies which CEI believes the combined entity will realize;

          2. The consummation of the Transaction would result in the creation of an enterprise with strong growth prospects as a result of: (i) improved market share in a growth oriented region, (ii) a strong balance sheet available to finance new store openings and contribute to accelerated earnings growth, and (iii) LSI's business benefitting from the operating margin efficiencies CEI would contribute to the enterprise -- each of which has the prospect of significantly enhancing LSI's post-Transaction stock price as a consequence of both earnings per share and price/earnings multiple accretion;

          3. The terms of the Put Right offer LSI stockholders both stock price protection and liquidity to underpin future stock market fluctuations and LSI operating risks;

          4. The Transaction would create an enterprise which can benefit from rationalization of LSI's and CEI's respective diamond-related business lines; and

          5. The Transaction would create an enterprise poised, as a result of CEI's prior years' commitment, to benefit from Internet marketing opportunities (i.e., CEI has pre-eminent web sites relating to the Caribbean market, including, among others: (i) Caribbean Super Site.com (1,000 pages of deep content on thirty-two islands, 1,000 links to other Caribbean web sites, 260 maps and seven search engines) and (ii) Dutyfree.com.

     IN CONNECTION WITH THESE OBSERVATIONS REGARDING THE OFFER, CEI CALLS YOUR ATTENTION TO THE INFORMATION PROVIDED IN APPENDIX I OF EXHIBIT III ATTACHED HERETO. BASED ON CEI'S FORECAST OF ITS RESULTS OF OPERATIONS FOR ITS FISCAL YEAR ENDED SEPTEMBER 30, 1998, CEI PROJECTS AN INCREASE IN NET INCOME OF $6.8 MILLION (66%) -- BEFORE CONSIDERATION OF: (1) ANY NET INCOME INCREASE LSI COULD RECOGNIZE IN THE SAME PERIOD FROM ITS OPERATIONS AND (2) ANY OPERATING SYNERGIES OR RATIONALIZATION BENEFITS A COMBINED LSI/CEI ENTITY COULD BE EXPECTED TO REALIZE. BASED ON ITS CALCULATIONS AND THE TERMS OF THIS OFFER, CEI CAN EXPECT, FROM ITS CONTRIBUTION ALONE, AN INCREASE IN THE 1998 PRO FORMA COMBINED LSI/CEI ENTITY NET INCOME PER SHARE OF APPROXIMATELY $.18, WHICH EQUALS A 52% INCREASE OVER THE PROJECTED CURRENT YEAR RESULTS FOR THE COMBINED ENTITY AS SET FORTH IN
EXHIBIT II ATTACHED HERETO.

     Fairness of the Offer. On its terms, the Offer calls for the controlling stockholder of CEI to receive seventy-seven and one-half percent (77.5%) of the fully diluted shares of LSI common stock to be issued and outstanding upon consummation of the Transaction. After fully taking into consideration and valuing the Put Right to be granted to LSI's stockholders of record immediately prior to the Transaction, CEI believes this to be a very fair exchange ratio insofar as, by its calculations, CEI: (1) will contribute approximately seventy-nine percent (79%) of the combined entity's net income (i.e., CEI operates more efficiently than LSI in respect of its gross operating margins, central office overhead expense and its effective taxation structure) and (2) has a history of growth which exceeds that of LSI.

     The Put Right. The Put Right to be granted to LSI's existing stockholders in connection with the Transaction is intended to afford such stockholders: (1) one hundred percent (100%) of the upside potential CEI believes can result from the proposed business combination and (2) very substantial downside protection against any risks, whether operational or market driven, that may arise in connection with the achievement of such upside potential. To the extent necessary, CEI will obtain an irrevocable funding facility to be in place as of the Transaction closing date to fund the full amount of LSI's obligations with respect to the Put Rights. LSI would maintain such facility until the expiration of the Put Rights. Based on the pro forma combined earnings of CEI and LSI, CEI is confident it will obtain such funding facility.

     The Secondary Offering. While CEI believes that the LSI which will continue to exist as a result of the business combination with CEI will be a highly profitable enterprise with strong prospects for growth, CEI also recognizes that certain stockholders may desire increased liquidity following consummation of the Transaction. In this regard, CEI believes that inclusion of a possible Secondary Offering in this Offer would serve two purposes: (1) it would provide an efficient post-Transaction after-market within which those of LSI's existing stockholders wishing to do so may sell their shares; and (2) it would occasion the opportunity for LSI to undertake an investor roadshow for the purpose of engendering broader U.S. investor awareness of the investment merits of the combined enterprise.

     Conditions of the Offer. CEI, with this letter, seeks the opportunity to enter into a definitive agreement describing the Transaction in accordance with the terms of the Offer set forth herein (the "Definitive Agreement"). The Definitive Agreement would be conditioned upon receipt of all necessary approvals, including: (1) LSI Board of Director approval; (2) LSI stockholder approval; (3) Hart-Scott-Rodino and any other regulatory approvals (to the extent required); and (4) any other third party approvals required as a result of the form of the Transaction. Additionally, the Definitive Agreement will provide for other customary terms and conditions, including: (1) fiduciary termination provisions for the benefit of LSI in return for payment to CEI of appropriate "break-up" fees under certain specified circumstances and (2) a mechanism whereby the exchange ratio proposed herein would be adjusted in the event LSI or CEI materially exceed (or fall short of) the earnings indicated in
Exhibit I attached hereto. CEI, for its part, will rely for its due diligence on the accuracy of the filings made by LSI to date pursuant to the Securities Exchange Act of 1934 (including with respect to LSI's 1997 fiscal year, which has not yet been filed), together with appropriate representations and warranties from LSI.

     The LSI/Rolex Business Arrangements. CEI recognizes the perceived importance to LSI of its existing business arrangements with Rolex. In that regard, CEI's intention in connection with the consummation of the Transaction would be to work with LSI management to confirm the interest of Rolex in sustaining such business arrangements with LSI subsequent to the closing of the Transaction on a basis which is (1) consistent with the standards and practices of the existing arrangements and (2) mutually acceptable to all parties to the arrangements. For its part, CEI believes the Transaction can be of mutual benefit to all parties, including Rolex, and looks forward to LSI's assistance in arranging for CEI to meet with Rolex both to learn firsthand and to address any questions Rolex may have regarding the future intentions and operations of LSI as they may relate to the existing LSI/Rolex business arrangements. NOTWITHSTANDING THE FOREGOING, THE OFFER IS NOT CONDITIONED UPON LSI PROVIDING ANY SUCH ASSISTANCE, THERE BEING A MEETING WITH ROLEX, OR ROLEX CONFIRMING ITS INTENT TO MAINTAIN ITS CURRENT BUSINESS ARRANGEMENTS WITH LSI FOLLOWING CONSUMMATION OF THE TRANSACTION.

     Most importantly, CEI believes that, once LSI's Board of Directors commences in good faith its due diligence investigation of the business, assets, liabilities and financial condition of CEI, it will be obvious that: (1) the Offer set forth herein is fair to and in the best interests of LSI and its stockholders; (2) the Offer, versus possible alternative offers LSI might consider, provides the opportunity, via an earnings per share accretive transaction, for LSI's stockholders to participate going forward in the future growth of a highly synergistic, conservatively financed business combination;
(3) the combined entity's stockholders have the potential to benefit in the near term from an improved stock price as a result of the significant potential for growth in LSI's post-Transaction earnings; and (4) the Offer provides for downside protection pursuant to the Put Right, which, at a price of $6.15 per share, is approximately 31% higher than the average last sale price ($4.69) of the LSI common stock during the one month period preceding the joint filing of a
Schedule 13-D by ValueVest Partners L.P. and Donald L. Sturm on May 5, 1997.

     CEI assumes that, in exercising its fiduciary duties, LSI's Board of Directors will give this Offer and the many benefits it provides to LSI's stockholders all due consideration. In this regard, and in good faith, enclosed herewith as Exhibit III are summary materials which highlight the business of CEI -- all of which CEI believes LSI will be able to confirm to its satisfaction upon commencement by LSI of its due diligence investigation of CEI.

     As time is always of the essence in transactions of this nature, CEI looks forward to receiving your prompt response to this Offer and the scheduling of a meeting of CEI's and LSI's respective legal and financial advisors at the earliest practicable time.

                                   Sincerely,

                                   Stephen G.E. Crane
                                   President and Chief Executive Officer

cc: William C. Carey
    Francis X. Correra
    Timothy B. Donaldson
    Ilene B. Jacobs
    Kenneth W. Watson
    Wasserstein Perella & Co.

                                   EXHIBIT I

                      LSI/CEI POOLING OF BUSINESS RESULTS

                                   LSI(1)               CEI(1)           PROFORMA COMBINED
                             ------------------   -------------------   -------------------    CEI AS %
                                $      MARGIN %      $       MARGIN %      $       MARGIN %   OF COMBINED
                             -------   --------   --------   --------   --------   --------   -----------
                                                  September 30, 1997
Fiscal Year End............     June 1, 1997                                    N/A
# of Stores................          29                   60                    89
Revenues...................  $86,024       --     $140,100       --     $226,124       --         62.0%
Gross Operating Income.....   37,541     43.6%      67,116     47.9%     104,657     46.3%        64.1%
EBIT.......................    4,422      5.1%      13,999     10.0%      18,421      8.1%        76.0%
plus:......................    3,727                 3,580                 7,307
                             -------              --------              --------
Depreciation and
  Amortization
EBITDA.....................    8,149      9.5%      17,579     12.5%      25,728     11.4%        68.3%
Pre-Tax Income.............    3,348      3.9%      11,394      8.1%      14,742      6.5%        77.3%
                             -------              --------              --------
Net Income Before
  Extraordinary Items......    2,765(2)    3.2%     10,312(3)    7.4%     13,077      5.8%        78.9%
                             =======              ========              ========

---------------
(1) Estimates prepared by CEI Management.

(2) Before recognition of insurance proceeds of $560,000.

(3) CEI is in the process of acquiring the minority interest which exists in two of its subsidiary companies.

                                   EXHIBIT II

              PROFORMA COMBINED COMPANY CONSEQUENCES AND ACCRETION

                                          LSI BEFORE THE                         PROFORMA LSI/CEI
                                            TRANSACTION                              COMBINED
                                       ---------------------    TRANSACTION    ---------------------
                                         SHARES         %       CONSEQUENCES     SHARES          %
                                       ----------     ------    ----------     -----------     -----
A. LSI Shares Outstanding/Resultant
  Ownership
  LSI common Shares Out Before
     Transaction (as off 4-10-97 per
     10-Q)...........................   8,461,488      100.0            --       8,461,488      22.5
  LSI Shares Issued in Transaction to
     CEI stockholders(1).............          --         --    29,145,125      29,145,125      77.5
                                       ----------     ------    ----------     -----------     -----
          Total Shares Outstanding...   8,461,488      100.0                   37,6060,613     100.0
                                        =========      =====                    ==========     =====
B. Accretion in EPS Calculation
  LSI Net Income 6-30-97 (see Exhibit
     I)..............................       2,765                       --           2,765
  CEI Net Income (see Exhibit
     I)(2)...........................          --                   10,312          10,312
                                       ----------               ----------     -----------
          Proforma Combined..........                                               13,077
LSI EPS..............................      $0.327                      N/A          $0.348
                                        =========                               ==========
% ACCRETIVE..........................                                                  6.4%
                                                                                ==========

---------------
(1) Before consideration of dilutive LSI options.

(2) Before minority interest deduction, as CEI believes it will acquire such minority interest.

                                  EXHIBIT III

                                BUSINESS PROFILE
                                       OF
                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

                                 SEPTEMBER 1997

1.  INTRODUCTION

     Formed in 1972 with a two store operation in Freeport, Bahamas, Colombian Emeralds International Group ("CEI") has grown to become the market leader in luxury retailing throughout the Bahamas and the Caribbean. Having fully recovered from the September 1995 Luis and Marilyn hurricanes which devastated almost all business in the Northern Caribbean, for its fiscal year ended September 30, 1997, CEI (which will close its 1997 fiscal year with 60 stores in operation) expects the following results from operations:

                                                                     $MM
                                                                   --------
                Revenues.........................................  $140.1mm
                EBIT.............................................  $ 14.0mm
                Net Income (before minority interests)...........  $ 10.3mm

     CEI is controlled by Mr. Stephen G.E. Crane, who owns and runs the business in a highly tax efficient structure involving approximately 50 subsidiary operating entities, of which there are minority interests in two; such minority interests are in the process of being acquired by CEI.

2.  BUSINESS OF CEI

     CEI is a duty free retailer with a superb portfolio of specialty retailing stores in the Bahamas and Caribbean marketplace. The group, which employs 950 people, operates its stores, via long term leasehold interests, under the following trade names:

                                                                    # OF STORES
                                                                    -----------
                Colombian Emeralds International..................       33
                Diamonds in Paradise..............................        3
                Jeweler's Warehouse...............................        8
                Parfum de Paris...................................        7
                Island Galleria...................................        4
                Perfect Oasis.....................................        5
                                                                         --
                                                                         60
                                                                         ==

     CEI's revenues for 1997 will be generated approximately in accordance with the following mix of specialty retailing products:

                              REVENUE SOURCE                   $000        %
                -------------------------------------------  --------     ---
                Primary Products Emerald jewelry items.....  $ 47,700      34%
                  Other gemstone jewelry items.............    32,200      23%
                  Watches..................................    25,200      18%
                  Gold and other non-gemstone jewelry......    25,200      18%
                                                             --------     ---
                     Subtotal..............................   130,200      93%
                Other Product (china, crystal, fragrances,
                  etc.)....................................     9,800       7%
                                                             --------     ---
                                                             $140,100     100%
                                                             ========     ===

     Today, the group's Colombian Emeralds International stores (33), located throughout the Bahamas, the Eastern Caribbean and Alaska, are recognized as being "the world's leading emerald jeweler"; CEI's focus on future store openings is as follows:

     - Colombian Emerald store openings are targeted for the Western Caribbean (Cayman/Jamaica), where CEI is under represented, as well as in Key West, Florida, and, via an exclusive agent, in Bermuda.

     - Starting from a recently launched and successful three store pilot test, CEI plans to roll-out its Diamonds in Paradise stores aggressively throughout the Caribbean in order to exploit the romantic wedding and anniversary appeal of the Caribbean.

     - To capitalize on the growing budget/value driven sector of the Caribbean tourism market, CEI now has 8 discount jewelry stores under its Jeweler's Warehouse brand with more openings planned in the coming years; the opening of this brand allowed CEI to penetrate a differentiated market, without undercutting its higher-end CEI brand.

     As the world's leading emerald jeweler and the Caribbean's largest duty-free retailer, CEI is at the forefront of exploiting new "electronic" marketing technologies. Over the past two years, CEI has spent $0.5 million on positioning itself to take full advantage of its market leading position and reputation through what it believes will be a burgeoning Internet and "mail order" business opportunity. This aspect of extending the group's brand name is expected, over the coming five years, to become a substantial, high margin growth business.

3.  OPERATIONS OF CEI

     A significant reason for CEI's high operating margins results from the group's efforts over the past five years to rationalize its sources of supply and implement a direct computer-driven "just in time" inventory stocking system.

     - Sources of Supply: Five years ago, CEI dealt with as many as 280 separate jewelry manufacturers; today, having developed a highly structured product-line range of jewelry and watches designated as "standard repeat sale items", CEI is able to more efficiently maintain a comprehensive selection of in-store inventories over a range of prices in each of its principal product families of merchandise using only 110 suppliers.

     - Merchandising: Over the past three years CEI has undertaken a massive commitment to computerization of its hub inventory centers and island store locations. Point of sale systems (POS) are in place in all key stores which link to: (1) central hub warehouse restocking systems, and
       (2) sophisticated report generation which delivers the information needed by management to optimize and maintain each store's performance. CEI has just opened a 15,000 sq. ft. (with 17,000 sq. ft. available next door) state-of-the-art merchandising support center in Ft. Lauderdale which will (1) further streamline its efforts to achieve just-in-time inventory for its stores as well as (2) be the "fulfillment center" for its electronic, mail order business.

     - Marketing and Promotion: CEI's business, via its POS computer tracking systems, is known to come 55% from Caribbean bound cruise ship customers and 45% via local island promotion. The cruise ship results are achieved by successful on-board promotion services which CEI has worked hard to establish with the various cruise ship operators; the balance of results have been achieved as a result of placing a promotion manager in charge of each separate Caribbean island in which CEI has a presence who works with the local hotels, time share units, and tour operators to effectively promote the group. CEI budgets to spend 4.5% of sales per annum on the advertising and promotion of its stores and brand names.

     Today, CEI is poised, with management and systems infrastructure in place, to support a bigger, high growth enterprise.

4.  FINANCIAL RESULTS AND CAPITALIZATION

     Financial Results. Appendix I attached hereto provides CEI operating results for the fiscal years 1994-96 (actual), latest 12-months ended June 30, 1997 (actual) and projected fiscal year ended September 30, 1997 and 1998 forecast results. Appendix II contains: (1) CEI's 1996 fiscal year audit as prepared by KPMG Peat Marwick, the group's chartered accountants and (2) a June 30, 1997 interim period trial balance sheet.

     Capitalization. As of June 30, 1997, CEI's capitalization was as set forth in the table below:

                                                                      $000
                                                                     -------
                Bank Indebtedness(1)...............................  $ 9,988
                Long term debt (including current portion)(1)......   14,851
                Minority Interest(2)...............................    6,875
                Shareholders Equity................................   48,412
                                                                     -------
                                                                     $80,126
                                                                     =======

---------------
(1) CEI's principal bank is the local island representative bank of CIBC.

(2) Minority interest in subsidiaries results from two entities in the CEI Group which constitute 50/50 joint ventures.

5.  MANAGEMENT

     The key principals of CEI are:

            Stephen G.E. Crane....  President & CEO
            Christopher Cooper....  Chief Financial Officer
            Robert Cockayne.......  General Manager, Caribbean
            David McPhail.........  Vice President, Operations
            Bob Ramsden...........  Vice President, Business Development
            Douglas Kerr..........  Vice President, Merchandising
            Jack Coote............  Director of Sales
            Peter Allen...........  Director of Stores
            Ken Fordik............  Director of Human Resources
            George Romanenko......  Director of Management Information Systems
            Mike D'Amico..........  Director of Electronic Marketing
            Linda Beadel..........  Director of Advertising & Promotions
            Kelly Ramsden.........  Director, Organizational Development

     This executive team is highly experienced and bring relevant experiences from, among others, the following companies: Zales Jewelry, Neiman Marcus, Royal Caribbean Cruise Lines, Mays Department Stores, Prodigy, Service Merchandise, Price Waterhouse, Arthur Anderson Consulting, Office Depot and other fine companies. Subject to the afore summarized minority interests being acquired, Mr. Crane owns the common stock of the CEI companies. His key management team, in addition to normal and customary benefit plans, enjoy a phantom stock Shareholders Appreciation Plan patterned after that employed by Wal-Mart and which allows CEI to recruit and retain quality senior executives.

                                   APPENDIX I

                          CEI FINANCIAL RESULTS ($000)

                                  FISCAL YEAR ENDED         LAST 12      1997       1997       1998
                                    SEPTEMBER 30             MONTHS      NINE       FULL       FULL
                            -----------------------------    ENDING     MONTHS      YEAR       YEAR
                             1994       1995     1996(1)    6-30-97     ACTUAL    ESTIMATE   ESTIMATE
                            -------   --------   --------   --------   --------   --------   --------
Sales (net of
  discounts)..............  $98,397   $115,641   $117,051   $137,359   $112,328   $140,100   $175,723
Costs of Goods Sold.......   53,294     61,377     60,985     71,137     58,169     72,984     91,435
                            -------   --------   --------   --------   --------   --------   --------
     Gross Operating
       Profit.............   45,103     54,264     56,066     66,222     54,159     67,116     84,288
Expenses
  Salaries................   17,684     20,318     22,841     24,648     19,563     24,877     29,968
  Sales expenses..........    1,120      1,019      1,446      1,279      1,001      1,090      1,400
  Credit card
     commissions..........    1,535      1,867      2,080      2,213      1,813      2,090      2,800
  Advertising and
     promotion............    4,366      5,329      6,289      6,168      5,001      6,305      7,908
  Rent....................    5,183      5,670      5,674      6,244      4,885      6,477      7,810
  Insurance...............    1,046      1,275      1,481      1,600      1,258      1,650      1,800
  Utilities and
     telephone............    1,297      1,772      1,766      1,880      1,440      1,850      2,000
  Repair and
     maintenance..........      766        962      1,079        810        641        550        650
  Professional fees.......      735        987      1,100        835        622        700        775
Computer service fees.....      113        152        112        -0-        -0-        -0-        -0-
  Service center fees.....      278        325        417        -0-        -0-        -0-        -0-
  Travel and
     entertainment........      559        645      1,046        934        656        800        880
  Office and other
     costs................      981      1,373      1,683      1,691      1,305      1,600      1,750
  Interest and bank
     charges..............    2,340      2,506      3,006      3,482      2,728      3,253      2,772
  Depreciation and
     amortization.........    2,839      2,683      2,554      2,999      2,318      3,580      4,625
  Gross receipts tax......    1,264      1,281      1,050      1,304      1,072      1,200      1,450
                            -------   --------   --------   --------   --------   --------   --------
     Subtotal.............   42,106     48,164     53,624     56,087     44,303     56,022     66,318
                            -------   --------   --------   --------   --------   --------   --------
Income Before Taxes.......    2,997      6,100      2,442     10,135      9,856     11,094     17,970
Other items
  Insurance proceeds......       --      1,270      7,597        588        -0-        -0-        -0-
  Gain (loss) on
     disposition..........    3,710        (10)      (145)       -0-        -0-        -0-        -0-
  Miscellaneous...........      284        450        -0-        -0-        -0-        300      1,040
                            -------   --------   --------   --------   --------   --------   --------
Adjusted Income before
  taxes...................    6,991      7,810      9,894     10,723      9,856     11,394     19,010
  Taxes...................     (644)    (1,116)      (748)      (800)      (800)    (1,082)    (1,901)
                            -------   --------   --------   --------   --------   --------   --------
NET INCOME BEFORE MINORITY
  INTEREST................  $ 6,347   $  6,694   $  9,146   $  9,923   $  9,056   $ 10,312   $ 17,109
                            =======   ========   ========   ========   ========   ========   ========

---------------
(1)Reflects impact of Hurricanes Luis and Marilyn (see Appendix II).

                                  APPENDIX II

                            - 1996 FISCAL YEAR AUDIT

                  - 6-30-97 INTERIM PERIOD TRIAL BALANCE SHEET

                        COMBINED FINANCIAL STATEMENTS OF

                               COLOMBIAN EMERALDS
                              INTERNATIONAL GROUP

                         YEAR ENDED SEPTEMBER 30, 1996

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

                         COMBINED FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 1996

                                                                                        PAGE
                                                                                        ----
Auditors' Report to the Shareholders..................................................     1
Combined Balance Sheet................................................................     2
Combined Statement of Operations and Retained Earnings................................     3
Notes to Combined Financial Statements................................................   4-9

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the accompanying combined balance sheet of the Colombian Emeralds International Group ("the Group") as of September 30, 1996 and the combined statement of operations and retained earnings for the year then ended. These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audit. We did not audit the financial statements of certain combined companies, which statements reflect total assets constituting 11%, total liabilities constituting 12%, total revenues constituting 66% and total expenses constituting 63% of the related combined totals. Those statements were audited by another firm of auditors, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for certain combined companies, is based solely on the report of the other auditors.

     We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance as to whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The combined financial statements of the Group for the year ended September 30, 1995 were not audited and the scope of our engagement for the year ended September 30, 1996 did not provide for independent verification of the Group's current assets and liabilities as of September 30, 1995. Since the Group's current assets and liabilities as of September 30, 1995 enter materially into the determination of results of operations for the year ended September 30, 1996, we do not express an opinion on the statement of operations and retained earnings for the year then ended.

     In our opinion, based on our audit and the report of the other auditors, the combined financial statements present fairly the financial position of the Group as of September 30, 1996, in accordance with International Accounting Standards, except that management has elected not to present comparative figures or a statement of cash flows.

Chartered Accountants

Freeport, Bahamas
April 4, 1997

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

                             COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                     1996
                                                                                  -----------
ASSETS
Current assets:
  Cash..........................................................................  $ 1,661,246
  Accounts receivable...........................................................      778,860
  Inventories (note 3)..........................................................   74,679,469
  Prepaid expenses and other assets.............................................    5,799,761
                                                                                  -----------
                                                                                   82,919,336
Due from related party (note 4).................................................    3,468,048
Deferred costs, net (note 5)....................................................      185,684
Property and equipment (note 6).................................................    8,418,834
                                                                                  -----------
                                                                                  $94,991,902
                                                                                  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdrafts (note 7)......................................................  $ 9,292,030
  Accounts payable and accrued liabilities......................................   15,819,420
  Income taxes payable (note 8).................................................    1,158,626
  Current portion of long-term debt (note 9)....................................    8,541,291
                                                                                  -----------
                                                                                   34,811,367
Long-term debt (note 9).........................................................    8,951,941
Minority interest (note 10).....................................................    6,424,707
Shareholders' equity:
  Share capital (note 11).......................................................        7,460
  Contributed surplus (note 12).................................................   16,511,540
  Retained earnings.............................................................   28,284,887
                                                                                  -----------
                                                                                   44,803,887
Commitments (note 12)
                                                                                  $94,991,902
                                                                                  ===========

            See accompanying notes to combined financial statements.

                                                Approved:

S.G.E. Crane                                    R.C. Cooper
--------------------------------------------    --------------------------------------------

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

             COMBINED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                         YEAR ENDED SEPTEMBER 30, 1996
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                     1996
                                                                                 ------------
Sales, net of discounts........................................................  $117,050,660
Cost of goods sold.............................................................    60,985,017
                                                                                 ------------
Gross profit...................................................................    56,065,643
Expenses:
  Salaries and employee benefits...............................................    22,841,453
  Sales expenses...............................................................     1,445,779
  Credit card commissions......................................................     2,080,236
  Rent.........................................................................     5,674,271
  Advertising and promotion....................................................     6,288,607
  Insurance....................................................................     1,481,408
  Utilities and telephone......................................................     1,765,642
  Repairs and maintenance......................................................     1,078,688
  Professional fees............................................................     1,099,774
  Computer fees................................................................       112,297
  Service centre fees..........................................................       416,471
  Travel and entertainment.....................................................     1,046,341
  Office and miscellaneous.....................................................     1,682,607
  Interest and bank charges....................................................     3,005,525
  Depreciation and amortization................................................     2,553,994
  Gross receipts tax...........................................................     1,050,069
                                                                                 ------------
                                                                                   53,623,162
                                                                                 ------------
Net operating income before other items........................................     2,442,481
Other items:
  Insurance proceeds...........................................................     7,596,779
  Loss on sale of investment...................................................      (144,936)
  Income taxes.................................................................      (748,550)
  Minority interest............................................................    (1,682,553)
                                                                                 ------------
Net income for the year........................................................     7,463,221

Retained earnings, beginning of year...........................................    20,821,666
                                                                                 ------------
Retained earnings, end of year.................................................  $ 28,284,887
                                                                                 ============

            See accompanying notes to combined financial statements.

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 1996
                      (EXPRESSED IN UNITED STATES DOLLARS)

1.  GENERAL

     The combined financial statements include the financial statements of the following companies:

                              COMPANY NAME                        COUNTRY OF INCORPORATION
        --------------------------------------------------------  ------------------------
        Young Caribbean Jewellery Company Limited and
          subsidiaries..........................................  Cayman Islands
        CEI Distributors, Inc...................................  British Virgin Islands
        Adanac Investment Company Limited and subsidiaries......  Bahamas
        Island Galleria Limited.................................  Bahamas
        Island Galleria Limited.................................  British Virgin Islands
        Cascade Management N.V..................................  Netherlands Antilles
        City Associated Enterprises Limited and subsidiaries....  Bahamas
        CEI Limited.............................................  Bahamas
        Carfinco................................................  Nevis
        CEI Holdings, Ltd.......................................  Bahamas
        Sunflower Investments Limited...........................  Bahamas

     The above companies are collectively referred to as the Colombian Emeralds International Group ("the Group"). Significant intercompany balances and transactions have been eliminated in the combined financial statements.

     The Group's activities include the sale of jewellery, watches, perfume, cosmetics, crystal, gifts and drug store inventories. The Group retail outlets trade under the Colombian Emeralds International, Oasis and Parfum de Paris trade names.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The combined financial statements have been prepared in accordance with International Accounting Standards, and the significant accounting policies are as follows:

  Inventories

     The Group's inventories are valued at the lower of cost, and net realizable value. Cost is determined using the methods:

        Jewellery and watches...................................  Specific identification
        Crystal, gifts, perfume and cosmetics...................  Weighted average
        Drug store inventories..................................  First-in, first-out

  Property and equipment

     Property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided on the straight-line basis over the following periods:

        Building.......................................................  40 years
        Leasehold improvements.........................................  5 - 10 years
        Furniture and equipment........................................  4 - 5 years
        Vehicles and aircraft..........................................  3 - 5 years

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

  Deferred costs

     Deferred costs represent primarily lease acquisition costs and are amortized over the term of the lease agreements using the straight-line method.

  Foreign exchange

     Monetary assets and liabilities in other currencies are translated at the exchange rates in effect at year end. Other assets and liabilities are translated at the historical rates. Income and expenses in other currencies are translated at the rate in effect at the transaction date. Foreign exchange gains and losses are included in operations in the year they arise.

  Estimates

     Management of the Group has made a number of estimates and assumptions relating to certain assets and liabilities and the disclosure of commitments and contingencies to prepare these combined financial statements in conformity with International Accounting Standards. Actual results could differ from those estimates.

3.  INVENTORIES

                                                                             1996
                                                                          -----------
        Jewellery and watches...........................................  $70,758,989
        Perfume and cosmetics...........................................    2,055,362
        Crystal and gifts...............................................    1,559,849
        Drug store......................................................      579,269
                                                                          -----------
                                                                           74,953,469
        Provision for obsolete inventory................................     (274,000)
                                                                          -----------
                                                                          $74,679,469
                                                                          ===========

4.  DUE FROM RELATED PARTY

     The amount due from related party is interest free and has no fixed terms of repayment.

5.  DEFERRED COSTS

                                                                             1996
                                                                           ---------
        Deferred costs...................................................  $ 507,791
        Less accumulated amortization....................................   (322,107)
                                                                           ---------
                                                                           $ 185,684
                                                                           =========

6.  PROPERTY AND EQUIPMENT

                                                               ACCUMULATED        NET
                                                  COST         DEPRECIATION       1996
                                               -----------     -----------     ----------
        Building.............................  $   250,000     $    57,242     $  192,758
        Leasehold improvements...............   10,615,954       6,350,497      4,265,457
        Furniture and equipment..............    8,863,463       5,377,488      3,485,975
        Vehicles and aircraft................      942,609         467,965        474,644
                                               -----------     -----------     ----------
                                               $20,672,026     $12,253,192     $8,418,834
                                               ===========     ===========     ==========

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

7.  BANK OVERDRAFTS

     The bank overdrafts bear interest at various rates ranging from 8.75% to 9.75% per annum and are secured by first fixed and floating charges over the Group's assets and a personal guarantee of one of the Group's principals. The maximum amount of the overdraft facilities as at September 30, 1996 was approximately $9,560,000.

8.  INCOME TAXES PAYABLE

     All tax amounts included in these combined financial statements relate to the companies operating in countries which do impose income taxes.

     The following is a summary of the net operating loss carry-forwards and corresponding taxing countries of the subsidiaries:

  Colombian Emeralds Inc. and subsidiaries

     This Company is subject to U.S. Virgin Islands income taxes. At September 30, 1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $13,507,000 through 2005.

  Colombian Emeralds International, Inc.

     This Company is subject to U.S. income taxes. At September 30, 1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $1,243,000 through 2009.

  CEI Investments, Inc.

     This Company is subject to U.S. Virgin Islands income taxes. At September 30,1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $880,000 through 2004.

  CEI, Inc.

     This Company is subject to U.S. Virgin Islands income taxes. At September 30, 1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $493,000 through 2004.

  Hat Check Harry's Inc.

     This Company is subject to U.S. Virgin Islands income taxes. At September 30, 1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $2,167,000 through 2005.

  West Indies Ice Company Ltd.

     This Company, an affiliate of Hat Check Harry's, Inc., is subject to Antigua and Barbuda income taxes.

  Deltamar N.V.

     This Company is subject to the income tax provisions of the Netherlands Antilles. At September 30, 1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $1,140,000 through 2001.

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

  Colombian Emeralds International, S.A.

     This Company is subject to the income tax provisions of the French Antilles. At September 30, 1996, the Company had net operating loss carry-forwards available to offset future taxable income of approximately $826,000 through 2001.

  C.E.I. Limited

     This Company is subject to Antigua and Barbuda income taxes. For income tax purposes, the subsidiary uses the modified accelerated cost recovery method for determining depreciation. For financial reporting purposes, depreciation is recorded using the straight-line method.

     Income taxes paid during the year amounted to approximately $210,100 (1995:
$115,400).

  Colombian Emeralds International Limited

     This Company is subject to St. Lucia income taxes. Income taxes paid during the year amounted to approximately $371,000 (1995: $164,000).

  Colombian Emeralds International N.V.

     This Company is subject to Aruba income taxes. Income taxes paid during the year amounted to approximately $233,200 (1995: $131,100).

  Colombian Emeralds International (Barbados) Limited

     This Company is subject to Barbados and Grenada income taxes. Income taxes paid during the year amounted to approximately $507,000 (1995: $293,000).

9.  LONG-TERM DEBT

                                                                                 1996
                                                                              -----------
    B$ bank loan at B$ prime plus 2% per annum repayable in monthly instalments of $80,485, maturing in February 2001.....................  $ 3,240,928
    US$ bank loan at U.S. base plus 2% per annum, repayable in monthly
      instalments of $46,291, maturing in November 1997.....................      629,910
    US$ bank loan at six month libor plus 2% per annum, repayable in monthly
      instalments of $163,891, maturing in 2001.............................    7,244,615
    Advances under a revolving line of credit with a bank at U.S. prime plus
      1% per annum, renewable annually......................................      395,833
    First mortgage note payable to a bank at U.S. prime plus 1 1/2% per
      annum.................................................................       73,838
    Note payable to Knights Ltd. at 11%.....................................       62,925
    Promissory note payable at 12% per annum maturing in March 1997.........    2,000,000
    Promissory note payable at 12% per annum maturing in January 1997.......    1,000,000
    Bank loan at 9.75% per annum, repayable in monthly instalments of
      $9,400, maturing in February 2000.....................................      321,105
    Note payable on demand at 8.25% per annum...............................    1,024,078
    Note payable at 9%, maturing in December 1997...........................    1,500,000
                                                                              -----------
                                                                               17,493,232
    Less current portion....................................................   (8,541,291)
                                                                              -----------
                                                                              $ 8,951,941
                                                                              ===========

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

     Long-term debt is secured by first fixed and floating charges over the Group's assets and a personal guarantee of one of the Group's principals.

10.  MINORITY INTEREST

     The combined financial statements include the accounts of two companies:
CEI Limited and a subsidiary of Young Caribbean Jewellery Company Limited, Colombian Emeralds International (Barbados) Limited incorporated under the laws of Barbados. The minority interest presented in the combined balance sheet represents 50% of the shareholders' equity of these two companies.

11.  CONTRIBUTED SURPLUS AND COMMITMENTS

     On October 10, 1992 the two beneficial shareholders of one of the Group companies entered into an agreement whereby one of the shareholders agreed to sell his shareholding to the other shareholder. Under the terms of the agreement, the total consideration is US$13,000,000 plus interest at US$ prime plus 1 1/2%, which is payable in monthly installments of US$250,000 beginning on October 31, 1994. The Group intends to fund these payments by making distributions from contributed surplus. During the year ended September 30, 1996, US$$1,250,000 of interest and principal payments were made and the principal amount outstanding amounted to approximately $11,300,000.

     Effective October 1, 1995, the Group implemented a deferred compensation scheme in which all employees of the Group are eligible to participate. The objective of the scheme is to allow employees to be entitled to additional compensation in the form of the value of units of participation referred to as "Emerald Shares" which are allocated to employees based on salary levels and the performance of stores and the Group as a whole. After three years of employment, 20% of the value of employees' Emerald Shares vests. Vesting percentages increase gradually up to 100% after seven years of employment.

     The value of the Emerald Shares is determined at the discretion of the Group's directors. As of September 30, 1996, the potential liability assuming that all employees become fully vested after 7 years was approximately $200,000, which amount has been accrued for and included in selling, general and administrative expenses in the combined statement of operations.

     Various Group companies lease office and store space for their retail operations under non-cancelable operating leases.

     The approximate future minimum annual lease payments for the five years ending September 30 are as follows:

                                      YEAR                          AMOUNT
                  --------------------------------------------    -----------
                  1997........................................    $ 4,146,000
                  1998........................................      3,089,000
                  1999........................................      1,827,000
                  2000........................................        884,000
                  2001........................................        683,000
                  Thereafter..................................      2,507,000
                                                                  -----------
                                                                  $13,136,000
                                                                  ===========

     Capital commitments as at September 30, 1996 relating to leasehold improvements amounted to approximately $1,000,000.

                     COLOMBIAN EMERALDS INTERNATIONAL GROUP

12.  SHARE CAPITAL

                                                                                   1996
                                                                                  ------
    Young Caribbean Jewellery Company Limited; authorised 720,000 shares of par value $1 each, issued 100 shares..........................................  $  100
    Island Galleria Limited; authorised, issued and fully paid 1,000 shares of
      $1 each...................................................................   1,000
    CEI Limited; authorised, issued and fully paid 5,000 shares of $1 each, net
      of 50% minority shareholding..............................................   2,500
    Sunflower Investments Limited; authorised, issued and fully paid 2,860
      shares of $1 each.........................................................   2,860
    Adanac Investment Company Limited; authorised, issued and fully paid 1,000
      shares of $1 each.........................................................   1,000
                                                                                  ------
                                                                                  $7,460
                                                                                  ======

                        COLOMBIAN EMERALDS INTERNATIONAL

                         COMBINED FINANCIAL STATEMENTS
                           (PREPARED: AUGUST 6, 1997)

                                                                      IN HOUSE        AUDITED
                                                                     NINE MONTHS     YEAR ENDED
                           BALANCE SHEET                              JUN 30/97      SEP 30/96
-------------------------------------------------------------------  -----------     ----------
ASSETS
Current Assets
  Cash.............................................................    1,511,846      1,661,246
  Accounts receivable..............................................    2,122,010        664,254
  Insurance receivable.............................................            0              0
  Due from Shareholder.............................................    4,061,025      3,468,048
  Inventories......................................................   78,564,806     74,679,469
  Prepaids and deposits............................................    3,981,591      4,649,884
                                                                     -----------     ----------
                                                                      90,241,278     85,122,901
                                                                     -----------     ----------
Fixed Assets
  Building, leasehold improvements, and equipment and vehicles.....   25,552,467     20,672,026
  Accumulated depreciation.........................................   14,571,454     12,253,192
                                                                     -----------     ----------
                                                                      10,981,013      8,418,834
                                                                     -----------     ----------
Due from Island Galleria Limited...................................            0              0
Due from Roblin Limited............................................       98,042        114,606
Pre-operating expenses.............................................      500,000      1,149,877
Intangible Assets..................................................      585,684        185,684
                                                                     -----------     ----------
                                                                     102,406,017     94,991,902
                                                                     ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Bank indebtedness................................................    9,988,432      9,292,030
  Accounts payable and accruals....................................   21,334,781     15,819,420
  Income taxes payable.............................................      945,875      1,158,626
  Due to F Martinez................................................            0              0
  Current portion of long-term debt................................    9,000,000      8,305,187
                                                                     -----------     ----------
                                                                      41,269,088     34,575,263
                                                                     -----------     ----------
Long-Term Debt.....................................................    5,850,509      9,188,045
                                                                     -----------     ----------
Minority Interest..................................................    6,874,707      6,424,707
                                                                     -----------     ----------
Shareholders Equity
  Capital stock....................................................        7,460          7,460
  Contributed surplus..............................................   14,011,540     16,511,540
  Retained earnings................................................   34,392,713     28,284,887
                                                                     -----------     ----------
                                                                      48,411,713     44,803,887
                                                                     -----------     ----------
                                                                     102,406,017     94,991,902
                                                                     ===========     ==========

                          EXHIBIT B TO PROXY STATEMENT

                 [COLOMBIAN EMERALDS INTERNATIONAL LETTERHEAD]

September 17, 1997

Board of Directors
LITTLE SWITZERLAND, INC.
161-B Crown Bay Cruise Ship Port
St. Thomas, U.S. Virgin Islands VI 00802
Attention: John E. Toler, Jr.

Gentlemen:

     The Colombian Emeralds International group of companies ("CEI") has submitted three bona fide offers to Little Switzerland, Inc.'s ("LSI") Board of Directors in the last few months, the most recent of which was made on September 8, 1997 (the "Offer"). None of these offers has been either publicly announced or otherwise disclosed to LSI's shareholders. In addition, CEI has now been advised by LSI's financial advisor that LSI's Board feels compelled to delay considering the Offer until such time as it is able to complete its long overdue Annual Report on Form 10K for fiscal year 1997 (the "97 10-K") and file it with the SEC. We feel compelled to follow-up CEI's September 8, 1997 Offer letter with the following comments:

          1. CEI's Offer provides LSI's shareholders with an immediately accretive transaction having both no limit on its upside potential and fully assured downside protection at $6.15 per share. As you know, we provided comprehensive exhibits and information in support of this Offer. As our respective businesses are within months of entering their seasonal peaks, CEI's goal is to complete the proposed transaction promptly so that the synergies of our respective companies have the utmost chance of being recognized in the coming high season.

          2. In furtherance of the fundamental point made above, CEI's Offer provides for an immediate commencement of negotiations and the execution of a definitive agreement in the very near future. CEI offered "fiduciary-out" protection to LSI's Board should a more attractive proposal be received by LSI during the pendency of the closing of our proposed transaction.

          3. CEI's Offer essentially contained no due diligence conditions, other than review of the '97 10-K. In this regard and in connection with the difficulties LSI is apparently having completing its '97 10-K, while it should have been clear from our Offer (and would be so were we able to have a definitive meeting), let us make another key point: absent a very material asset write-down of LSI's inventories, CEI's focus on moving forward with dispatch on the terms of its Offer is not affected by any adjustments to prior years' earnings as may be reflected in LSI's current fiscal year's results. CEI only cares about confirming (via its review of the information which will be contained in LSI's overdue '97 10K) that LSI's May 31, 1997 fiscal year's results from operations, before one time historic charges (other than a material inventory write down), are substantially in line with those set forth in Exhibit I of our Offer letter.

     CEI has acted in good faith and, in connection with its Offer, sees no reason, based on points 1-3 above, why LSI's Board is resisting meeting with CEI at the earliest possible date:

     - operationally, LSI shareholders stand to benefit from the earliest possible completion of the accretive and synergistic transaction proposed by CEI (Point 1);

     - fiduciarily, LSI's Board has, within its full legal power, the ability to enter into the definitive agreement proposed by CEI at this time (Point
       2); and

     - financially, absent a material inventory problem at LSI (which will no doubt negatively impact any other offer LSI might be hoping to entertain), CEI is prepared to move ahead on the terms of its Offer (Point 3).

     Furthermore, it is apparent to us, as shareholders of LSI, that you have been delaying setting a date for LSI's 1997 annual meeting for the election of directors. We would expect that you will promptly schedule and hold the 1997 annual meeting.

     Your delaying tactics with respect to our Offer and the holding of the 1997 annual meeting are not in the interests of LSI's shareholders. Once again, we request that you promptly meet with us and negotiate a definitive agreement and give LSI's shareholders the chance to vote on the transaction proposed by CEI. CEI's full expectation is that, given the chance, LSI's shareholders would readily approve the accretive transaction proposed by CEI whereby (1) their upside is reinforced by the synergies of the combined companies and (2) their downside is covered by the $6.15 Put Right provided for in the CEI Offer.

     Insofar as LSI's financial results have done nothing but deteriorate since 1992, it is high time that LSI's Board of Directors properly perform its fiduciary duties and give LSI's shareholders the opportunity to decide whether they want (1) more delay and maintaining of the status quo or (2) a chance to be part of a very favorable business combination with substantial upside opportunity for them.

     We look forward to hearing from you soon.

                                          Sincerely,

                                          Stephen G.E. Crane
                                          President and Chief Executive Officer

cc:  William C. Carey
     Francis X. Correra
     Timothy B. Donaldson
     Ilene B. Jacobs
     Kenneth W. Watson

THIS PROXY IS SOLICITED BY ASPEN INVESTMENTS INC. (THE "SOLICITING STOCKHOLDER")

                               IN CONNECTION WITH
                   THE 1997 ANNUAL MEETING OF STOCKHOLDERS OF

                            LITTLE SWITZERLAND, INC.

The undersigned stockholder of LITTLE SWITZERLAND, INC. (the "Company") hereby appoints Stephen G.E. Crane as lawful attorney and proxy, with several power of substitution, for and in the name of the undersigned to represent and vote, as designated below, all shares of the common stock, par value $.01 per share, of the Company which the undersigned is entitled to vote at the 1997 Annual Meeting
of Stockholders of the Company, to be held on           , 1997 at the offices of
            commencing at       a.m., or at any adjournment, postponement or
rescheduling thereof (collectively, the "Annual Meeting"). The undersigned hereby revokes any and all previous proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.

A. ELECTION OF DIRECTORS: Nominees of the Soliciting Stockholder (Aspen Investments Inc.):

   [ ] FOR the nominees listed below

   [ ] WITHHOLD AUTHORITY for the nominees listed below.

  NOMINEES: STEPHEN G.E. CRANE

          THE PERSONS NOMINATED BY THE COMPANY,
          OTHER THAN [C. WILLIAM CAREY]

THE SOLICITING STOCKHOLDER IS NOT SEEKING, AND THE PROXY WILL NOT VOTE, FOR ANY NOMINEES OTHER THAN THE NOMINEES NAMED ABOVE.

B. ADJOURNMENTS:  If a quorum is not present, to vote upon any motion for adjournment or postponement made by or supported by the Soliciting Stockholder.

    [ ] FOR               [ ] AGAINST           [ ] ABSTAIN

C. DISCRETIONARY AUTHORITY:  In his discretion, the proxy is authorized to vote upon such other business as may properly come before the Annual Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

This Proxy Card, when properly executed, will be voted as directed herein. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE NOMINEE LISTED ABOVE, "FOR" ANY ADJOURNMENT OR POSTPONEMENT SUPPORTED BY THE SOLICITING STOCKHOLDER, AND IN THE DISCRETION OF THE PROXY AS TO ALL OTHER MATTERS.

      PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON.

Dated:
------------------
         -----------------------------------------------------------------------
                               Signature of Owner

         -----------------------------------------------------------------------
                              Additional Signature
                               of Joint Owner (if
                                      any)

                             If stock is jointly held, each joint owner should sign. When signing as attorney in fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title.

 TO VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE SOLICITING STOCKHOLDER,
                            ASPEN INVESTMENTS INC.,
                    JUST SIGN, DATE AND RETURN THIS PROXY --
                           NO BOXES NEED BE CHECKED.